SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                         -----------------------------

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                            (Amendment No. 4)1/

                         Heartland Partners, L.P.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                     Class A Limited Partnership Units
                       (Title of Class of Securities)

                                422357 10 3
--------------------------------------------------------------------------------
                               (CUSIP Number)


                              David S. Richter
                     Waveland Capital Management, L.P.
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 739-2138
--------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             December 28, 1998
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO.: 422357-10-3              13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Waveland Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Illinois

--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                        --------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              240,289
BENEFICIALLY            --------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING               --------------------------------------------------------
PERSON                     10       SHARED DISPOSITIVE POWER
                                    240,289
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          240,289 Units
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.22%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN


                                                           Page 2 of 14 Pages

CUSIP NO.: 422357-10-3                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      Waveland Capital Management, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                  (_)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        Illinois
--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER

                     -----------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              240,289
BENEFICIALLY         ----------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING            ----------------------------------------------------------
PERSON                     10       SHARED DISPOSITIVE POWER
                                    240,289
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          240,289 Units
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 (_)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.22%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN

                                                         Page 3 of 14 Pages

 CUSIP NO.: 422357-10-3                13D

1        NAME OF REPORTING PERSONS
         S.S. OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
                      Clincher Capital Corporation

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (_)
                                                                       (b) (_)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                      (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       Illinois

--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER

                       ---------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              240,289
BENEFICIALLY           ---------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING              ---------------------------------------------------------
PERSON                     10       SHARED DISPOSITIVE POWER
                                    240,289
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          240,289 Units
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.22%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO

                                                          Page 4 of 14 Pages

 CUSIP NO.: 422357-10-3                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
                    Waveland Capital Management, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (_)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                  (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                     Illinois

--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                     -----------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              240,289
BENEFICIALLY         -----------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING            ----------------------------------------------------------
PERSON                     10       SHARED DISPOSITIVE POWER
                                    240,289
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          240,289 Units
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 (_)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.22%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

                                                            Page 5 of 14 Pages

 CUSIP NO.: 422357-10-3                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                    Waveland Partners, Ltd.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (_)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                  (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                     Cayman Islands

--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                       ---------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              240,289
BENEFICIALLY           --------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING              --------------------------------------------------------
PERSON                     10       SHARED DISPOSITIVE POWER
                                    240,289
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          240,289 Units
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.22%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

                                                          Page 6 of 14 Pages

 CUSIP NO.:422357-10-3                13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       Waveland International, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (_)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                     Cayman Islands
--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER

                      ----------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              240,289
BENEFICIALLY          ----------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING             ----------------------------------------------------------
PERSON                     10       SHARED DISPOSITIVE POWER
                                    240,289
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          240,289 Units
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.22%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

                                                           Page 7 of 14 Pages

ITEM 2.    IDENTITY AND BACKGROUND.

         This statement is being filed by Waveland International, Ltd., a Cayman Islands exempted company ("Waveland International"), Waveland, Waveland Capital, Clincher, Waveland Capital Management, LLC, an Illinois limited liability company ("Waveland LLC") and Waveland Partners, Ltd., a Cayman Islands exempted company ("Partners Ltd." and together with Waveland International, Waveland, Waveland Capital, Clincher and Waveland LLC, the "reporting persons").

         The reporting persons have their principal offices at 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. Clincher's principal business is to act as the general partner of Waveland Capital. Waveland Capital's principal business is to act as the general partner of Waveland. Waveland's principal business is to act as the majority-owner of Waveland International. Waveland LLC's principal business is to act as the investment advisor of Partners Ltd. Partners Ltd.'s principal business is to act as the minority-owner of Waveland International. Waveland International's principal business is investments in marketable securities.

         (a) -- (c) The names, principal occupation or employment and the name, and, except where such information is provided elsewhere herein, the principal business and address of any organization in which such employment is conducted of each officer and director of Clincher is set forth below. Unless otherwise indicated below, each of the following persons is a United States citizen and the business address of each of the following persons is c/o Clincher Capital Corporation, 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

Name                   Principal Occupation or Employment
                       ----------------------------------

David S. Richter       Director, President, Secretary and Treasurer, Clincher
                       Capital Corporation, the general partner of Waveland
                       Capital Management, L.P., the general partner of Waveland Capital Management, LLC; Director and
                       President, Waveland Partners, Ltd.; Director and
                       President, Waveland International, Ltd.

Stephen J. Malkin      Director and Chairman of the Board, Clincher Capital
                       Corporation, the general partner of Waveland Capital
                       Management, L.P.  the general partner of Waveland
                       Partners, L.P.; Manager, Waveland Capital
                       Management, LLC.


                                                          Page 8 of 14 Pages

Michael J. Sacks       Director and Chief Executive Officer, Clincher Capital
                       Corporation, the general partner of Waveland Capital
                       Management, L.P. the general partner of Waveland
                       Partners, L.P.; Manager, Waveland Capital
                       Management, LLC.

Paul A. Meister        Vice President and Assistant Secretary, Clincher Capital
                       Corporation, the general partner of Waveland Capital
                       Management, L.P., the general partner of Waveland
                       Partners, L.P.; Manager, Waveland Capital
                       Management, LLC; Director and Vice President,
                       Waveland Partners, Ltd.; Director and Vice President,
                       Waveland International, Ltd.

Julie Tostevin         Director and Secretary, Waveland Partners, Ltd.;
                       Director and Secretary, Waveland International, Ltd.

         (d) During the last five years, none of the persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the persons identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) The reporting persons may be deemed to beneficially own 240,289 Units representing approximately 11.22% of the Units outstanding as of September 30, 1998 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

         (b) Each of the reporting persons may be deemed to share beneficial ownership of the Units which are owned directly by Waveland International.


                                                        Page 9 of 14 Pages

         (c) In the past 60 days, Waveland International effected the following open market purchases of Units:

                           Number of                 Average
                           Units                     Price
Date                       Acquired                  Per Unit
----                       ---------                 ---------
12/24/98                        100                  15.2500
12/28/98                        200                  15.5000
12/28/98                      7,600                  16.0000
12/29/98                     10,000                  16.8350
12/30/98                      3,000                  17.0000
12/31/98                      7,800                  17.0000

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number      Description
-------     -----------
99.1        Joint Filing Agreement


                                                         Page 10 of 14 Pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 1999

                           WAVELAND PARTNERS, L.P.
                           By: Waveland Capital Management, L.P.
                               Its: General Partner
                               By:  Clincher Capital Corporation
                                    Its: General Partner

                                    By: /s/ David S. Richter
                                        ---------------------------
                                        David S. Richter, President

                           WAVELAND CAPITAL MANAGEMENT, L.P.
                           By: Clincher Capital Corporation
                               Its: General Partner

                               By: /s/ David S. Richter
                                   -----------------------------
                                   David S. Richter, President

                           CLINCHER CAPITAL CORPORATION


                           By: /s/ David S. Richter
                               -----------------------------
                               David S. Richter, President


                           WAVELAND CAPITAL MANAGEMENT, LLC



                           By: /s/ David S. Richter
                               -----------------------------
                               David S. Richter, Manager


                           WAVELAND PARTNERS, LTD.


                           By: /s/ David S. Richter
                               -----------------------------
                               David S. Richter, President



                           WAVELAND INTERNATIONAL, LTD.

                           By: /s/ David S. Richter
                               -----------------------------
                               David S. Richter, President


                                                          Page 11 of 14 Pages